TRANSACTIONS EFFECTED SINCE THE FILING OF AMENDMENT NO. 51 TO THE SCHEDULE 13D

The below transactions in the Common Stock were traded in the ordinary course on the NASDAQ Stock Market.

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Qualified Master Fund, LP and effected the below transactions.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
07/28/2025	Sale	17,788	$ 29.86 (1)
07/28/2025	Sale	312,014	$ 30.40 (2)
07/28/2025	Sale	18,262	$ 31.01 (3)
07/29/2025	Sale	10,677	$ 29.71 (4)
07/29/2025	Sale	10,034	$ 30.28 (5)
08/06/2025	Sale	3,187	$ 27.88 (6)
08/07/2025	Sale	336,027	$ 29.21 (7)
08/07/2025	Sale	276,752	$ 30.09 (8)
08/07/2025	Sale	104,933	$ 31.10 (9)
08/07/2025	Sale	11,508	$ 32.17 (10)
08/08/2025	Sale	275,416	$ 29.11 (11)
08/11/2025	Sale	4,918	$ 29.03 (12)

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Capital, LP and effected the below transactions.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
07/28/2025	Sale	853	$ 29.86 (1)
07/28/2025	Sale	14,971	$ 30.40 (2)
07/28/2025	Sale	876	$ 31.01 (3)
07/29/2025	Sale	512	$ 29.71 (4)
07/29/2025	Sale	482	$ 30.28 (5)
08/06/2025	Sale	129	$ 27.88 (6)
08/07/2025	Sale	16,124	$ 29.21 (7)
08/07/2025	Sale	13,280	$ 30.09 (8)
08/07/2025	Sale	5,035	$ 31.10 (9)
08/07/2025	Sale	552	$ 32.17 (10)
08/08/2025	Sale	13,216	$ 29.11 (11)
08/11/2025	Sale	236	$ 29.03 (12)

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Partners, LLC and effected the below transactions.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
08/07/2025	Sale	784	$ 31.00
08/08/2025	Sale	896	$ 29.36
08/11/2025	Sale	896	$ 29.05 (13)

(1) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.53 to $30.00. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(2) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $30.00 to $30.94. The Reporting Persons undertake to provide to the Issuer, any

security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(3) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $31.00 to $31.04. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(4) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.50 to $29.99. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(5) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $30.00 to $30.97. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(6) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $27.59 to $28.04. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(7) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.14 to $29.60. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(8) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $30.00 to $31.00. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(9) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $31.00 to $31.87. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(10) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.13 to $32.20. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(11) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.00 to $29.47. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(12) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.00 to $29.07. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(13) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.04 to $29.07. The Reporting Persons undertake to provide to the Issuer, any

security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.